[redacted]

09042381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR - 6 2009
Washington, DC
110

SEC FILE NUMBER
8-21620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Muni, LLC formerly Butler Larsen Pierce & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2175 North California Boulevard, Suite 610
(No. and Street)

Walnut Creek	CA	94596-3574
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Kinkade (925) 287-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/9

4/10

OATH OR AFFIRMATION

I, Stephen Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Muni, LLC and Butler Larsen Pierce & Company, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

Signature

Financial and Operations Principal

Title

Notary Public

MICHAEL SMITH
Commission # 1660123
Notary Public - California
Marin County
My Comm. Expires May 20, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Butler Muni, LLC and
Butler Larsen Pierce & Company, Inc.

Financial Statements

and Supplemental Information

Two-month period November 1 through December 31, 2008 and
Nine-month period February 1 through October 31, 2008

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

To the Managing Member and Management of Butler Muni, LLC and the Board of Directors and Management of Butler Larsen Pierce & Company, Inc.

We have audited the accompanying statement of financial condition of Butler Muni, LLC as of December 31, 2008, the related combined statements of operations, changes in member's capital and stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors, for Butler Muni, LLC for the two-month period November 1 through December 31, 2008, and for Butler Larsen Pierce & Company, Inc. for the nine-month period February 1 through October 31, 2008. These financial statements are the responsibility of the management of Butler Muni, LLC and Butler Larsen Pierce & Company, Inc. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Muni, LLC as of December 31, 2008, and the combined results of the operations and cash flows of Butler Muni LLC for the two-month period November 1 through December 31, 2008, and for Butler Larsen Pierce & Company, Inc. for the nine-month period February 1 through October 31, 2008, in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Butler Muni, LLC and Butler Larsen Pierce & Company, Inc. present the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Butler Muni, LLC and Butler Larsen Pierce & Company, Inc. fairly stated the supplemental information in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
March 31, 2009

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Butler Muni, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$459,584
Commissions receivable	33,642
Receivable from clearing organization	110,321
Receivable from affiliate	23,158
Prepaid expenses	14,008
Total assets	$640,713
Liabilities and Member's Capital	
Accounts payable and accrued liabilities	$ 98,381
Income taxes payable	3,300
	101,681
Notes payable to member – Subordinated	410,000
Member's capital	129,032
Total liabilities and member's capital	$640,713

See accompanying notes.

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Combined Statement of Operations
Period February 1 through December 31, 2008

	Butler Larsen Pierce & Company, Inc. February 1 through October 31, 2008	Butler Muni, LLC November 1 through December 31, 2008	Combined February 1 though December 31, 2008
Revenues			
Commissions	$3,615,201	$707,071	$4,322,272
Interest	1,494	344	1,838
Other	1,620	360	1,980
Total revenue	3,618,315	707,775	4,326,090
Expenses			
Compensation, taxes and benefits	2,782,159	442,507	3,224,666
Clearing charges	122,610	27,459	150,069
Communications	319,860	55,187	375,047
Dues and memberships	11,052	–	11,052
Occupancy	154,280	41,638	195,918
Professional fees and other	99,519	17,340	116,859
Promotion	6,240	9,592	15,832
Travel	133,632	32,065	165,697
Interest	28,679	4,655	33,334
Total expenses	3,658,031	630,443	4,288,474
Net income (loss) before income taxes	(39,716)	77,332	37,616
Income taxes (benefit)	(2,343)	3,300	957
Net income (loss)	($ 37,373)	$ 74,032	$ 36,659

See accompanying notes.

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Combined Statement of Changes in Member's Capital and Stockholders' Equity
Period February 1 through December 31, 2008

	Butler Muni, LLC and Butler Larsen Pierce & Company, Inc. February 1 through October 31, 2008				Butler Muni, LLC November 1 through December 31, 2008
	Common stock		Retained earnings (Accumulated deficit)	Total stock-holders' equity	Member's capital
	Shares	Amount			
Balances, January 31, 2008	31,000	$44,008	$43,920	$87,928	$ –
Common stock and retained earnings (accumulated deficit) remaining at Butler Larsen Pierce & Company, Inc.	(31,000)	(44,008)	(6,547)	(50,555)	–
Capital contributions	–	–	–	–	55,000
Net income (loss)	–	–	(37,373)	(37,373)	74,032
Balances, December 31, 2008	–	$ –	$ –	$ –	$129,032

See accompanying notes.

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Combined Statement of Cash Flows
Period February 1 through December 31, 2008

	Butler Larsen Pierce & Company, Inc. February 1 through October 31, 2008	Butler Muni, LLC November 1 through December 31, 2008	Combined February 1 though December 31, 2008
Cash flows from operating activities			
Net income (loss)	($ 37,373)	$ 74,032	$ 36,659
Adjustments to reconcile net loss to net cash provided by operating activities			
Changes in current assets and liabilities			
Commissions receivable	46,593	(33,642)	12,951
Receivable from clearing organization	(1,409)	(85)	(1,494)
Prepaid expenses	38,830	(14,008)	24,822
Accounts payable and accrued liabilities	338,857	98,381	437,238
Income taxes payable	24,846	3,300	28,146
Net cash provided (used) by operating activities	410,344	127,978	538,322
Cash flows from financing activities			
Net change in receivable from affiliate	44,154	(23,158)	20,996
Transfer from Butler Larsen Pierce & Company, Inc. to Butler Muni, LLC of cash and cash equivalents in exchange for assumption of subordinated notes payable to member (shareholder)	–	300,000	300,000
Capital contributions	–	55,000	55,000
Net cash provided (used) by financing activities	44,154	331,842	375,996
Change in cash and cash equivalents	454,498	459,820	914,318
Cash and cash equivalents remaining at Butler Larsen Pierce & Company, Inc.	(1,172,041)	–	(1,172,041)
Cash and cash equivalents, Beginning of year	717,543	–	717,543
End of year	$ –	$459,820	$ 459,820
Supplemental information			
Cash paid for interest	$ 28,679	$ 4,655	$ 33,334
Cash paid (refunded) for income taxes	$ 28,141	$ –	$ 28,141
Non-cash transactions			
Transfer from Butler Larsen Pierce & Company, Inc. to Butler Muni, LLC of receivable from clearing organization in exchange for assumption of subordinated notes payable to member (shareholder)	$ –	$110,000	$ 110,000
Transfer from Butler Larsen Pierce & Company, Inc. to Butler Muni, LLC of receivable from clearing organization in exchange for payable to affiliate	$ –	$ 236	$ 236

See accompanying notes.

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Notes to Financial Statements
December 31, 2008

Note 1 – Basis of presentation

Basis of presentation
Butler Muni, LLC (LLC) formed effective November 1, 2008 as a California limited liability company and took over the operations of Butler Larsen Pierce & Company, Inc. (INC), which incorporated in California as K. R. Butler, Incorporated on March 10, 1977 (collectively the "Company"). The Company is a municipal securities broker registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA).

The Company operates nationally, principally through offices in Walnut Creek, California and Hoboken, New Jersey. The Company clears its trades through a clearing broker-dealer on a fully disclosed basis in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Effective November 1, 2008, the management of INC formed LLC and transferred the operations and certain assets of INC to LLC in exchange for an assumption of liabilities (Note 2).

Basis of accounting
Management of the Company prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP), reflecting the following significant accounting policies.

The accompanying financial statements include the financial position of LLC as of December 31, 2008, and the combined operations and cash flows of LLC for the two-month period November 1 through December 31, 2008 and INC for the nine-month period February 1 through October 31, 2008. A combination differs from a consolidation in that a combination presents separately and in total, the operations and cash flows of both LLC and INC, without elimination of intercompany transactions. A consolidation presents only a total for operations and cash flows, with an elimination of intercompany transactions. Management of the Company elected this presentation to conform to the regulations of the SEC and FINRA.

Cash and cash equivalents
Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

Note 1 – Basis of presentation (continued)

Receivable from clearing organization
The receivable from clearing organization represent amounts held by the clearing broker of the Company, in a money market account, including a required deposit totaling $100,000.

Receivable from affiliate
The receivable from affiliate represents the net amount INC owes LLC from various intercompany transactions.

Commission revenue
The Company arranges simultaneous purchases and sales of municipal securities. Commission revenue results from the spread between sale and purchase prices for the traded municipal securities. The Company records commission revenue on a trade-date basis.

Fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial position (including cash, receivables, payables and accrued expenses) approximates their carrying value, due to their short-term nature and the receipt of interest on certain cash and cash equivalents.

Use of estimates
The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Formation of LLC

Effective November 1, 2008, the management of INC formed LLC and transferred the operations and certain assets of INC to LLC in exchange for an assumption of liabilities, as follows:

Note 2 – Formation of LLC (continued)

Assets received by LLC from INC	
Cash and cash equivalents	$300,000
Receivable from clearing organization	110,236
Total assets received by LLC from INC	$410,236
Liabilities assumed by LLC from INC	
Payable to affiliate	$ 236
Notes payable to member – Subordinated	410,000
Total liabilities assumed by LLC from INC	$410,236

During the period November 1 through December 31, 2008, INC paid various payroll and payroll-related expenses on behalf of LLC totaling $426,842, which LLC reimbursed in full by December 31, 2008.

Note 3 – Notes payable to shareholder – Unsubordinated

Under two subordinated loan agreements with one shareholder, INC borrowed $30,000 and $40,000. Interest (fixed at 8.00% and variable at the Prime Rate plus 1.50% with a Prime Rate of 4.00% as of October 31, 2008, respectively) payments were due monthly with principal due at maturities of August 31 and October 31, 2002, respectively.

During the nine-month period February 1 through October 31, 2008, INC accrued interest totaling $3,225 to its shareholder.

INC elected not to renew the subordination agreements beyond the last stated maturity dates.

As of October 31, 2008, INC owed principal and interest totaling $100,773. As part of the formation of LLC (Note 2), the LLC did not assume this liability from INC.

Note 4 – Notes payable to member – Subordinated

Under various subordinated loan agreements with one shareholder/member, INC borrowed $410,000. Interest (variable at the Prime Rate plus 3.00% with a Prime Rate of 3.25% as of December 31, 2008) payments are due monthly with principal due at various maturities through May 31, 2011. Principal maturities for the years ended December 31, total as follows:

2009	$120,000
2010	250,000
2011	40,000
Total principal maturities	$410,000

During the period February 1 through December 31, 2008, the Company paid interest totaling $30,109 to its shareholder/member.

The Company and shareholder/member intend for the loan agreements to comply with the "satisfactory subordination agreements" provisions of Appendix D to SEC Rule 15c3-1 regarding Net Capital (Note 8).

As part of the formation of LLC (Note 2), under an Assignment and Assumption Agreement, the LLC assumed this liability from INC.

Note 5 – Income taxes

INC records deferred tax assets and liabilities for future estimated income tax reductions and increases, respectively, based on the temporary timing difference between assets and liabilities reported for financial statement and income tax purposes. As of October 31, 2008, deferred tax assets and liabilities of INC were not material to its financial position. Accordingly, income tax expense reported herein consists of current income taxes.

LLC elected under the Internal Revenue Code for the Internal Revenue Service to treat LLC as a disregarded entity for income tax purposes. Accordingly, the income, expenses, gains and losses of LLC flow directly to its member, who assumes the related income tax liabilities and expenses. Accordingly, except for certain state fran-

Note 5 – Income taxes (continued)

chise and gross receipts taxes, the LLC records no provision for income taxes herein.

The Company has elected to defer application of Financial Accounting Standards Board (FASB) Interpretation Number 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement Number 109," in accordance with FASB Staff Position Number 48-3 (FSB 48-3), until January 1, 2009.

The Company evaluates its uncertain tax positions using the provisions of FASB Statement Number 5, "Accounting for Contingencies." Accordingly, the Company recognizes a loss contingency when it is probable that the Company has incurred a liability as of the date of the financial statements and the Company can estimate reasonably the amount of the loss. The amount the Company recognizes is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that taxing authorities ultimately sustain for individual or aggregate uncertain tax positions could differ from the amount recognized herein.

Management of the Company evaluates all positions taken on income tax returns and does not believe that any current positions would be subject to adjustments herein if the Company had applied FIN 48.

Note 6 – Pension plan

The Company maintains a defined contribution profit sharing plan for the benefit of its employees. Eligible employees may defer at least 6% of their compensation into the Plan. The Company may also contribute to the plan at its discretion. During the period February 1 through December 31, 2008, the Company did not contribute to the plan.

Note 7 – Commitments and contingencies

INC leases office space under various non-cancelable operating leases that expire variously through February 28, 2010. Future minimum lease payments during the years ending December 31, total as follows:

Note 7 – Commitments and contingencies (continued)

2009	$139,802
2010	16,210
Total future minimum lease payments	$156,012

Rent expense during the period February 1 through December 31, 2008, including certain escalation charges, storage, parking and office space leased under cancelable operating leases, totaled $152,527.

As part of the formation of LLC (Note 2), under an informal agreement, the LLC subleases office space from INC.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Currently, INC is involved in a regulatory action with FINRA related to certain trading activities. Management of INC believes that there have been no violations of regulations and are unable to estimate the probability or extent of any losses.

Note 8 – Risk and uncertainties

Under the terms of the agreement between the Company and its clearing broker, the Company may be obligated to assume certain exposures related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

At various times during the period February 1 through December 31, 2008, the Company maintained cash balances at a commercial bank that exceeded federal deposit insurance limits.

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, under the terms of the agreement between the Company and its clearing broker, the clearing broker

Note 8 – Risk and uncertainties (continued)

can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each client with which it conducts business.

Note 9 – Net capital requirement

As a registered municipal securities brokers' broker, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (Rule). The Rule requires the maintenance of minimum net capital, as defined, equivalent to the greater of $150,000 or 6⅔% of aggregate indebtedness, as defined, and a ratio of aggregate indebtedness to net capital of less than 15:1.

As of December 31, 2008, LLC had net capital of $501,866, which exceeded the minimum requirement of $150,000 by $351,866, and a ratio of aggregate indebtedness to net capital of 0.20:1, which was less than the maximum allowable.

Supplemental Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Period February 1 through December 31, 2008

Balance, January 31, 2008	$410,000
Increases (assumption by LLC from INC)	410,000
(Decreases) (transfer from INC to LLC)	(410,000)
Balance, December 31, 2008	$410,000

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2008

Aggregate indebtedness	
Total liabilities	$511,681
Subordinated liabilities	410,000
Aggregate indebtedness	$101,681
Net capital	
Member's equity	$129,032
Additions	
Subordinated liabilities	410,000
Deductions	
Receivable from affiliate	(23,158)
Prepaid expenses	(14,008)
Total deductions	(37,166)
Net capital	501,866
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6⅔% of aggregate indebtedness or $150,000	150,000
Excess net capital	$351,866
Excess net capital at 1,000% of aggregate indebtedness	$491,698
Aggregate indebtedness to net capital ratio	0.20:1

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2008

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$567,732
Audit adjustments	(65,866)
Net capital, as adjusted	$501,866
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 35,816
Audit adjustments	65,865
Aggregate indebtedness, as adjusted	$101,681

Net capital audit adjustments total as follows:

Deductions	
Accrual of state taxes	$ 3,300
Accrual of various expenses	24,672
Accrual of legal and audit fees	20,639
Accrual of commissions payable	17,255
Total deductions	65,866
Net additions (deductions)	($ 65,866)

Aggregate indebtedness audit adjustments, except for a rounding difference of $1, result from the same audit adjustments made to net capital, but as additions.

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Butler Muni, LLC and Butler Larsen Pierce & Company, Inc.
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Report of Independent Auditors on Internal Accounting Control Required under Rule 17a-5 of the Securities and Exchange Commission

To the Managing Member and Management of Butler Muni, LLC and the Board of Directors and Management of Butler Larsen Pierce & Company, Inc.

In planning and performing our audit of the financial statements of Butler Muni, LLC as of December 31, 2008, and for the two-month period November 1 through December 31, 2008, and Butler Larsen Pierce & Company, Inc. for the nine-month period February 1 through October 31, 2008, (collectively the "Company"), in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider significant deficiencies, and communicated them in writing to management and those charged with governance on March 31, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2008, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty + Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
March 31, 2009